Seth P. Bernstein

Chief Executive Officer

AllianceBernstein

501 Commerce Street

Nashville, TN 37203

United States

Mike Gitlin

Chief Executive Officer

Capital Group

53rd Floor, 333 South Hope Street,

Los Angeles, California, 90071

United States

James Cracchiolo

Chief Executive Officer

Ameriprise Financial, Inc.

707 2nd Avenue South

Minneapolis, MN 55474

United States

Walter W Bettinger II

Chief Executive Officer

The Charles Schwab Corporation

3000 Schwab Way,

Westlake, TX 76262

United States

Valérie Baudson

Chief Executive Officer

Amundi

91-93 Boulevard Pasteur,

Paris, Ile-de-France, 75015

France

Ken Fisher

Founder, Executive Chairman

Fisher Investments

Plano - 6500 International Parkway

TX 75093

United States

Robin Vince

Chief Executive Officer

BNY Mellon

240 Greenwich Street,

New York, New York, 1028

United States

David Booth

Founder and Chairman

Dimensional

Dimensional Place. 6300 Bee Cave Road,

Building One. Austin, TX 78746

United State

William Von Mueffling

Chief Executive Officer,

Cantillon Capital Management LLC.

Eagle House - 108-110 Jermyn Ttreet

London SW1Y 6EE

United Kingdom

Abigail Johnson

Chief Executive Officer

Fidelity Investments (FMR)

245 Summer Street

Boston, MA 02210

United States

Bluebell Capital Partners Limited
2 Eaton Gate, London SW1W 9BJ
Tel: +44 20 3826 0100

Jenny Johnson

Chief Executive Officer

Franklin Resources, Inc

One Franklin Parkway

San Mateo, CA 94403-1906

United States

António Simõe

Chief Executive Officer

Legal & General Group

1 Coleman St, London EC2R 5AA

United Kingdom

David Lane

Chief Executive Officer

GEODE Capital Management

100 Summer Street, 12th Floor

Boston, MA 02110

United States

Stephen M. Goddard

Founder, Chairman, CIO

The London Company of Virginia

1800 Bayberry Court, Suite 301

Richmond, VA 23226

United States

George C.W. Gatch

Chief Executive Officer

J.P. Morgan Asset Management

383 Madison Avenue

New York, NY 10017

United States

Michael Roberge

Chief Executive Officer

MFS Investment Management

111 Huntington Avenue

Boston, MA 02199

United States

Michelle White

Chief Executive Officer

Harris Associate

111 South Wacker Drive Suite 4600

Chicago, IL 60606

United States

Michael G. O'Grady

Chief Executive Officer

Northern Trust

50 S LaSalle St

Chicago, IL 60603

United States

Andrew Schlossberg

Chief Executive Officer

Invesco

Midtown Union 1331 Spring Street,

NW Atlanta, GA 30309

United States

Daniel Joseph Houston

Chief Executive Officer

Principal Financial Group Inc.

711 High Street

Des Moines, IA 50392-0150

United States

Ronald P. O'Hanley

Chief Executive Officer

State Street Corp.

One Congress Street, Suite 1,

Boston, Massachusetts, 02114 - US

Robert W. Sharps

Chief Executive Officer and President

T. Rowe Price

100 East Pratt Street

Baltimore, Maryland 21202

United States

Aleksandar Ivanovic

President Asset Management

UBS AG

Bahnhofstrasse 45, 8001 Zurich

Switzerland

Mortimer J. Buckley

Chief Executive Officer

Vanguard Group Inc.

100 Vanguard Boulevard,

Malvern, Pennsylvania, 19355-2331

United States

Deanna J. Santana

Acting Chief Executive Officer

MissionSquare Retirement

777 North Capitol Street, NE, Suite 600

Washington, DC 20002

United States

Jean M. Hynes

Chief Executive Officer

Wellington Management

280 Congress Street

Boston, MA 02210

United States

Bluebell Capital Partners Limited
2 Eaton Gate, London SW1W 9BJ
Tel: +44 20 3826 0100


30 April 2024


Dear CEOs and Fellow BlackRock Shareholders[1]:

Subject: BlackRock AGM on May 15, 2024 – "*Amend Bylaws to Require Independent Board Chair*" (Item 6, Vote "FOR")

 In recent years, the asset management industry has undergone significant transformation, with a shift of capital from active to passive investment, especially in the equity sector, being perhaps one of the most significant trends.

The exponential growth of passive funds/ETFs has undeniably made low-cost investment strategies (including those hard to replicate) accessible to all. In the world of passive investment, portfolio managers and investment analysts have less of a role to play, and relative performance (other than tracking error) is not a differentiating factor. This has made it harder for asset managers to differentiate themselves amongst peers.

A driving force behind this industry transformation has been BlackRock under the leadership of its co-founder, CEO, and Chairman (Mr. Larry Fink). To increase volumes and conquer market shares in the booming passive investment sector, BlackRock was quick to adopt a cutely master-minded commercial strategy centred around new concepts such as corporate stewardship, corporate governance, and social and environmental issues.

These themes suddenly became the centre of BlackRock value's proposition in a sector when superior analytics, research and performance no longer mattered. This was accompanied by Mr. Fink banging the drum for the importance of stewardship for passive funds, using the argument that "*unlike actively managed funds, which can and do sell the stock of a company they perceive as having poor corporate governance, index funds are the ultimate long- term investors*" (Mr. Fink)[2]. Thus BlackRock claimed to make sustainability a "*new standard for investing*" (Mr. Fink)[3].

Today, BlackRock is both the absolute leader in passive investments and the undisputed champion in preaching the messianic role of corporate stewardship.

---

[1] According to Bloomberg

[2]   https://www.blackrock.com/corporate/about-us/investment-stewardship/blackrock-voting-choice/proxy-voting-power-of-choice

[3] https://www.blackrock.com/corporate/investor-relations/2020-blackrock-client-letter

Our view (which now starts to be more widely shared), is BlackRock is just a champion of messaging, and the hypocritic manner in which it pivots between rhetoric and reality, risks imploding the asset management industry for betraying the fiduciary relationship between asset manager and clients: BlackRock is not only **not** a champion of stewardship in the companies in which it invests but also **not** in its own backyard.

For the reasons explained, BlackRock is a textbook example of bad corporate governance due to an oversized Board (16 directors vs. the S&P500 average of 10.8), low women representation (31% vs. the S&P500 average of 33%), long tenure of directors as a symptom of lack of independence (10 yrs vs. the S&P500 average of 7.8 yrs), low presence of independent directors (81% vs. the S&P500 average of 85%), and above all, **a <u>Chairman who is also the CEO (Mr. Fink) with 'checks and balances' is ensured (!!!) by a lead-independent director (Mr. Murry Gerber) who has been on the Board for 'just' 24 years and more importantly was given very limited powers and authorities to properly exercise its function</u>**.

BlackRock's Board - one of the most exclusive clubs of 'Corporate America' which has recently taken a commercial opportunity to open its door to Saudi Arabia - has even recognized as an independent director the co-founder of BlackRock (Ms. Susan Wagner), who has been with BlackRock since 1988, first as a senior executive and then as a director since 2012. BlackRock could be viewed as a perfect example of the hypocrisy that undermines the credibility of the entire asset management industry, including when it describes performances: "*our ability to adapt, evolve, and grow has generated a total return of 9,000% for our shareholders since our IPO in 1999. That is well in excess of the S&P 500 return of 490% and representative of a business model serving all our stakeholders*" (CEO Larry Fink, 2024 Letter to investors[4]). Mr. Fink omitted to say that the outperformance relative to the S&P500 effectively ceased 15 years ago, subtly implying that it has continued ever since.

The same hypocrisy label could be levelled to the function of corporate stewardship where BlackRock claims that its "*approach to corporate governance can be described as value-focused engagement*" and that its ability in "*executing a value-focused engagement approach requires a sophisticated team, and we have an expert group of corporate governance specialists to review issues and manage the process, including proxy voting*" (BlackRock Larry Fink, '*Dear CEOs Letter*', 2012[5]: said differently, "*BlackRock engages with companies to drive the sustainable, long-term growth that our clients need to meet their goals*" (BlackRock Larry Fink, '*Dear CEOs Letter*', 2012[6].

The reality is shown to be quite different based on the facts.

---

[4] https://www.blackrock.com/corporate/investor-relations/larry-fink-annual-chairmans-letter#
[5] https://www.blackrock.com/corporate/investor-relations/2012-larry-fink-ceo-letter
[6] https://www.blackrock.com/corporate/investor-relations/2012-larry-fink-ceo-letter

Bluebell Capital Partners Limited
2 Eaton Gate, London SW1W 9BJ
Tel: +44 20 3826 0100

BlackRock boasts of having voted in a single proxy season (2022-2023) at 18,000 AGMs of 14,100 companies in 69 countries, expressing 171,500 votes. All this with the support of just **70 employees** who may not even know how to vote, let alone who they are voting for. From this perspective, we have no hesitation in considering BlackRock's presence in the shareholding of the companies in which we invest a new form of '*investment risk*'.

Interestingly enough, the UK pension scheme, The People's Pension (TPP), has just warned that it may end relationships with managers that fail to meet its minimum requirements, including stewardship resourcing. This is clear evidence that this issue is starting to be more broadly recognized.The corporate governance/stewardship superiority or the cloak that BlackRock appears to adorn itself with, is reminiscent of Hans Christian Andersen's tale *'The Emperor's New Clothes'*: within the industry, **BlackRock stands naked, indefensible, and shameless**.


***


With all that being said, at BlackRock's shareholder meeting on the upcoming 15th of May, Bluebell Capital Partners has placed on the agenda (**Item 6**) the motion to appoint, starting from the AGM 2025 - thus, giving the Company ample time to prepare -, an independent Chair, thus separating the roles of Chair and CEO.

Bluebell Capital Partners has published on its website www.bluebellcp.com our response[7] to BlackRock's Statement of Opposition complemented by a presentation[8] on our proposal to amend BlackRock's bylaws requiring an independent Board Chair (Item 6, BlackRock's 2024 AGM). In practice, the outcome of the ballot will be largely decided by the Asset Management industry itself (i.e. the recipients of this letter), who own the absolute majority of BlackRock's capital on behalf of its clients.

We have already reached out to the stewardship teams of most of your organizations, but we felt it important to inform you personally because this vote is ultimately also a test of the soundness and integrity of our industry and will contribute to its future.

We kindly ask you, as a fiduciary of your own clients, to vote "**FOR**".

---

[7] See also: https://www.sec.gov/Archives/edgar/data/1364742/000201737624000014/bluebellresponseletter.pdf
[8] See also: https://www.sec.gov/Archives/edgar/data/1364742/000201737624000012/bluebellpresentation.pdf

Bluebell Capital Partners Limited
2 Eaton Gate, London SW1W 9BJ
Tel: +44 20 3826 0100

We are at your complete disposal if you wish to receive further information.

Yours sincerely,





Giuseppe Bivona

Marco Taricco

Partner and CIO

Partner and CIO

CC: David Platero, *Portfolio Manager*

Bluebell Capital Partners Limited
2 Eaton Gate, London SW1W 9BJ
Tel: +44 20 3826 0100